# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OXBRIDGE RE HOLDINGS Ltd, CIK 0001584831
CUSIP: G6856M106
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: SUITE 201, 42 EDWARD STREET, P.O. BOX 469, GEORGETOWN, Cayman Islands (E9), KY1-9006
Date of event which requires filing of this statement: 04/16/2026
Filed by CIK 0001538825
Persons authorized to receive notices and communications: JACQUELINE BAKER, 101 East Kennedy Boulevard, Suite 4110,, Tampa, Florida (FL), 33602, (813) 443-0745

## Reporting persons
- MARTIN ALLAN S. (CIK 0001538825): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 760,960; sole dispositive power 0; shared dispositive power 760,960; aggregate amount beneficially owned 760,960 (9.3% of the class)
  Comment: Includes 154,491 ordinary shares held by Allan S Martin and 29,401 ordinary shares held by Allan S. Martin and his wife, Marie Martin, jointly; 83,300 ordinary shares issuable upon the exercise of warrants held by Allan S. Martin and 175,998 ordinary shares issuable upon the exercise of warrants held by Allan S. Martin and his wife, Marie Martin, jointly, that are currently exercisable; 68,770 ordinary shares held by Fleur de Lis Partners, LLLP, and 249,000 ordinary shares issuable upon the exercise of warrants held by Fleur de Lis Partners, LLLP that are currently exercisable. As the general partner of Fleur de Lis Partners, LLLP, Mr. Martin has voting and investment power over the ordinary shares and warrants held by that entity.
  
  Based upon an aggregate of 8,172,420 Issuer ordinary shares of outstanding, consisting of (i) 7,664,122 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 508,298 shares of ordinary shares that may be acquired by exercise of warrants.
- Marie B. Martin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 17,332; shared voting power 205,399; sole dispositive power 17,332; shared dispositive power 222,731; aggregate amount beneficially owned 222,731 (2.8% of the class)
  Comment: Includes 29,401 ordinary shares held by Allan S. Martin and Marie Martin, jointly; 175,998 ordinary shares issuable upon the exercise of warrants held by Allan S. Martin and Marie Martin, jointly, that are currently exercisable. This amount also includes 8,666 shares held by the Allan S Martin Childrens IRRV Trust and 8,666 ordinary shares issuable upon the exercise of warrants held by the Allan S Martin Childrens IRRV Trust that are currently exercisable. Ms. Martin is the sole Trustee for the Trust.
  
  Based upon an aggregate of 7,848,786 Issuer ordinary shares of outstanding, consisting of (i) 7,664,122 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 184,664 shares of ordinary shares able to be acquired upon exercise of warrants
- Fleur de Lis Partners, LLLP: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 317,770; sole dispositive power 0; shared dispositive power 317,770; aggregate amount beneficially owned 317,770 (4% of the class)
  Comment: Includes 68,770 ordinary shares held by Fleur de Lis Partners, LLLP, and 249,000 ordinary shares issuable upon the exercise of warrants held by Fleur de Lis Partners, LLLP that are currently exercisable
  
  Based upon an aggregate of 7,913,122 Issuer ordinary shares of outstanding, consisting of (i) 7,664,122 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 249,000 shares of ordinary shares able to be acquired upon exercise of warrants.
- Allan S Martin Childrens IRRV Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 17,332; shared voting power 0; sole dispositive power 17,332; shared dispositive power 0; aggregate amount beneficially owned 17,332
  Comment: Includes 8,666 shares held by the Allan S Martin Childrens IRRV Trust; and 8,666 ordinary shares issuable upon the exercise of warrants held by the Allan S Martin Childrens IRRV Trust that are currently exercisable. Ms. Martin is the sole trustee of the Trust.
  
  Based upon an aggregate of 7,672,788 Issuer ordinary shares of outstanding, consisting of (i) 7,664,122 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 8,666 shares of ordinary shares able to be acquired upon exercise of warrants.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: OXBRIDGE RE HOLDINGS Ltd
Address of issuer's principal executive offices: SUITE 201, 42 EDWARD STREET, P.O. BOX 469, GEORGETOWN, Cayman Islands (E9), KY1-9006

## Item 2. Identity and Background
Name of person filing:
Allan S. Martin, individually, as a Director of the Martin Family Foundation, Inc. and as General Partner of Fleur de Lis Partners, LLLP;

Marie Martin, individually, as Trustee of the Allan S Martin Childrens IRRV Trust and as a as a Director of the Martin Family Foundation, Inc.;

Fleur de Lis Partners, LLLP, a Delaware limited liability limited partnership; and

Allan S Martin Childrens IRRV Trust.
Residence or business address:
Fleur de Lis Partners, LLLP is a private limited liability limited partnership principally engaged in the business of investing and managing its own private equity investments. The business address for the Fleur de Lis Partners, LLLP is 101 E. Kennedy Blvd. Suite 4110, Tampa Florida 33602 Mr. Allan S. Martin is the General Partner.

The Allan S Martin Childrens IRRV Trust. The business address is 5013 W San Miguel St. Tampa Florida 33629. Marie B. Martin is the sole trustee.
Citizenship: Each of the individuals are United States citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used personal funds to purchase Ordinary Shares and warrants.

## Item 4. Purpose of Transaction
Purpose of transaction: All of the Ordinary Shares and Warrants of the Issuer were acquired for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See response to Item 11 on the cover pages.
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Items 7-10 on the cover pages.
Transactions in the class effected during the past sixty days: Allan S. Martin disposed of 32,911 shares on April 16, 2026 at a price of $0.6848.
Other persons with the right to receive dividends or sale proceeds: Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares reported by this statement
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Signatures
- MARTIN ALLAN S.: /s/ Allan S. Martin, Individually (04/17/2026)
- Marie B. Martin: /s/ Marie B. Martin, Individually (04/17/2026)
- Fleur de Lis Partners, LLLP: /s/ Allan S. Martin, General Partner (04/17/2026)
- Allan S Martin Childrens IRRV Trust: /s/ Marie Martin, Trustee (04/17/2026)